02021673

SEC[illegible] COMMISSION
Washington, D.C. 20549

CM 11/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26784

SEC MAIL RECEIVED PROCESSING OCT 29 2002

FV 11-8-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N19 W24130 Riverwood Drive, Ste. 100
(No. and Street)

Waukesha	WI	53188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet 262-522-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Milwaukee, WI 53214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp., as of August 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MARY ELLEN THOSS
STATE OF WISCONSIN

Mary Ellen Thoss
Notary Public
My commission expires: 6/8/03

Michael Sweet
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORP.

Waukesha, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

August 31, 2002

DECADE SECURITIES CORP.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying other financial information included on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 2, 2002

DECADE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
August 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	97,526
Fees receivable		22,971
Prepaid income taxes		11,800
Total Current Assets		132,297
INVESTMENTS		703,300
EQUIPMENT, less accumulated depreciation of $17,601		23,521
TOTAL ASSETS	$	859,118

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	912
Deferred income taxes payable		10,100
Total Liabilities		11,012
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 56,000 shares authorized, 12,891 shares issued and outstanding		12,891
Additional paid-in capital		475,401
Retained earnings		359,814
Total Stockholders' Equity		848,106
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	859,118

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF INCOME
Year Ended August 31, 2002

REVENUES	
Fees and service income	$ 124,729
Commissions and other fees on security sales	5,754
Interest	15,962
Total Revenues	146,445
EXPENSES	
Salaries, wages, and fringe benefits	64,800
Professional fees	9,483
Other operating expenses	17,091
Total Expenses	91,374
Income Before Income Taxes	55,071
PROVISION FOR INCOME TAXES	13,888
NET INCOME	$ 41,183

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended August 31, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES, August 31, 2001	12,891	$ 12,891	$ 475,401	$ 318,631	$ 806,923
Net income	-	-	-	41,183	41,183
BALANCES, August 31, 2002	12,891	$ 12,891	$ 475,401	$ 359,814	$ 848,106

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended August 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	41,183
Adjustments to reconcile net income to net cash flows provided by operating activities		
Depreciation		3,724
Deferred income taxes		5,600
Increase in fees receivable		(14,209)
Increase in prepaid income taxes		(11,800)
Increase in accounts payable		912
Decrease in accrued income taxes		(2,804)
Net Cash Flows From Operating Activities		22,606
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(1,714)
Investment in Decade Mortgage Loan Partners LLC		(700,000)
Net Cash Flows From Investing Activities		(701,714)
Net Change in Cash and Cash Equivalents		(679,108)
CASH AND CASH EQUIVALENTS - Beginning of Year		776,634
CASH AND CASH EQUIVALENTS - END OF YEAR	$	97,526

Supplementary cash flow disclosure

The Company paid $22,892 for income taxes during the fiscal year ended August 31, 2002.

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-Term Investments

Long-term investments are carried at cost which does not exceed the estimated net realizable value.

Equipment

Equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Depreciation

The Company provides for depreciation of equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Revenue Recognition

Commissions, other fees on security sales and various service fees (see Note 6) are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules, subject to a $5,000 minimum net capital requirement. At August 31, 2002, the Company's net capital and required net capital were $86,514 and $16,012, respectively, and the Company's ratio of aggregate indebtedness to net capital was .127 to 1.

NOTE 3 - INVESTMENTS

Investments consist of the following at August 31, 2002:

Investment in DMLP	$ 700,000
Warrants	3,300
Total Investments	$ 703,300

Long-term investments include an investment in Decade Mortgage Loan Partners LLC ("DMLP"). The Company owns 700 units of the 8,805 DMLP units issued and outstanding. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder. The DMLP units are carried at cost which does not exceed the estimated net realizable value.

Long-term investments include 300 warrants to purchase 1,200 shares of The NASDAQ Stock Market, Inc. at prices ranging from $13 to $16 over a four-year period ending June 27, 2006. The warrants are carried at cost which does not exceed the estimated net realizable value.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2002

NOTE 4 - LEASES

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental payments made under this lease for the year ended August 31, 2002 were $8,580.

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended August 31, 2002 is as follows:

Current	$	8,288
Deferred		5,600
Total Provision for Income Taxes	$	13,888

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group, and changes in the deferred tax liability.

NOTE 6 - CONCENTRATIONS

Cash Balance

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company collected monthly fees from an affiliate for investor relations services. Total fees amounted to $108,729 in 2002. Also in 2002, the Company received fees from affiliates for consulting and financial statement review services rendered during the year. Total fees amounted to $16,000 for these services in 2002. As of August 31, 2002, the Company had a fee receivable of $22,868 from an affiliate.

The amounts recorded by the Company with respect to these transactions and those related to leased space cost allocations as discussed in Note 3 are based on negotiations among related parties and may or may not be representative of what the Company would have earned or incurred in comparable situations dealing with unrelated entities. The Company is also not charged for the costs of services rendered by employees of affiliates who perform the revenue-producing services discussed in the preceding paragraph; however, in 2002, a payment of $54,000 was made to a major shareholder of the Company for services rendered, and a payment of $10,800 was made to an affiliate for reimbursement of fringe benefits and office expenses.

On August 27, 2002, the Company purchased 700 units of the 8,805 DMLP units issued and outstanding. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder. On August 29, 2002, DMLP purchased a mortgage note that encumbers real estate owned by an affiliate.

DECADE SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2002

Computation of Net Capital

Common stock	$ 12,891
Additional paid-in capital	475,401
Retained earnings	359,814
Total stockholders' equity	848,106
Deduct non-allowable assets:	
Investments	(703,300)
Equipment	(23,521)
Fees receivable	(22,971)
Prepaid income taxes	(11,800)
Net capital	86,514
Net capital required from below	5,000
Excess net capital	$ 81,514
Excess net capital at 1,000% (net capital minus 10% of aggregate indebtedness)	$ 85,413

Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 734
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000

Computation of Aggregate Indebtedness

Total aggregate indebtness liabilities from the balance sheet	$ 11,012
Ratio of aggregate indebtedness to net capital	.127 to 1

Statement Rule Regarding Rule 17a-5(d)(4) of the Securities and Exchange Commission

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of August 31, 2002.

DECADE SECURITIES CORP.

STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(l) of that rule.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Decade Securities Corp. (the "Company") for the year ended August 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Decade Securities Corp.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 2, 2002

To the Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

This letter is to inform the Board of Directors about significant matters related to the annual audit so that it can appropriately discharge its oversight responsibility of the financial reporting process.

Our Responsibility under Generally Accepted Auditing Standards

Our audit of the financial statements of Decade Securities Corp. for the year ended August 31, 2002 was conducted in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute assurance about the financial statements.

Significant Accounting Policies

The significant accounting policies used in the preparation of your financial statements are discussed in notes to the financial statements. There have been no material unusual transactions or controversial accounting issues.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. We consider the estimates used in calculating depreciation to be significant. These estimates were based upon the estimated remaining lives of the property.

Significant Audit Adjustments

There were no significant audit adjustments prepared in 2002.

Other Information in Documents Containing Audited Financial Statements

All the information included in the financial statements has been audited. Our responsibilities are addressed in the Independent Auditors' Report.

Disagreements with Management

For purposes of this letter, professional accounting standards define a disagreement with management as a matter concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We encountered no disagreements with management in performing our audit.

Consultations with Other Accountants

To the best of our knowledge, management has not consulted with or obtained opinions from other independent accountants on auditing and accounting matters during the past year.

Issues Discussed Prior to This Year's Audit

We sometimes discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to performing the audit. These discussions occurred in the normal course of our professional relationship and our responses were not a condition to the services performed as your auditor.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

This information is intended solely to assist you in your oversight responsibilities and should not be used for any other purpose.

We welcome the opportunity to discuss the information included in this letter and any other matters.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 2, 2002